UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 8, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S purchases B shares worth DKK 4,736 million from Novo Holdings A/S under the 2024 share repurchase programme

Bagsværd, Denmark, 8 November 2024 – Today, Novo Nordisk A/S has entered into an agreement to purchase 6,311,250 B shares of DKK 0.10 at a value of DKK 4,736,088,225.00 from Novo Holdings A/S. The transaction is part of Novo Nordisk A/S’ 2024 share repurchase programme of up to a total of DKK 20 billion to be executed during a 12-month period beginning 6 February 2024. The transaction price is DKK 750.42 per share and has been calculated as the three-day volume weighted average market price from 6 November 2024 to 8 November 2024 in the open window following the announcement of Novo Nordisk A/S’ quarterly financial results.

Prior to the sale of B shares, Novo Holdings A/S’ ownership of Novo Nordisk A/S was 28.2% of the share capital and 77.3% of the votes. Following the transaction, Novo Holdings A/S owns 1,074,872,000 A shares of DKK 0.10 and 177,560,500 B shares of DKK 0.10, corresponding to 28.1% of the capital and 77.3% of the votes in Novo Nordisk A/S.

The transaction is in line with the announcement on 31 January 2024 that Novo Holdings A/S intends to maintain its ownership of Novo Nordisk A/S’ share capital around 28%.

In addition, transactions related to Novo Nordisk’s incentive programmes have resulted in a net transfer from Novo Nordisk of 183,245 B shares in the period from 6 November 2024 to 8 November 2024.

With the transactions stated above, Novo Nordisk A/S owns a total of 21,348,485 B shares of DKK 0.10, corresponding to 0.5% of the share capital, as treasury shares. The total number of A and B shares in the company is 4,465,000,000 of DKK 0.10 including treasury shares.

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 84 / 2024

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 72,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:

Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:

Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 84 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 8, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer